INTEROIL CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON FRIDAY, JUNE 15, 2012

TO THE SHAREHOLDERS OF INTEROIL CORPORATION:

Notice is hereby given that the annual meeting (the "Meeting") of shareholders of InterOil Corporation ("InterOil") will be held in the Prince Conference Center, Calvin College, 1800 East Beltline SE, Grand Rapids, Michigan, United States on Friday, June 15, 2012 at 10:00 a.m. (Eastern time). The purposes of the Meeting are:

1.	to receive the audited financial statements of InterOil for the year ended December 31, 2011, together with the Auditors' Report on those statements;

2.	to elect directors of InterOil for the next year;

3.	to appoint auditors for InterOil for the next year and to authorize the directors to fix their remuneration; and

4.	to transact such other business as may properly be brought before the meeting or any adjournment thereof.

Shareholders are referred to the accompanying Information Circular for more detailed information with respect to the matters to be considered at the Meeting.

Persons registered as Shareholders ("Registered Shareholders") on the books of InterOil maintained by Computershare as of the close of business on May 11, 2012 are entitled to receive notice of and to vote at the Meeting. Registered Shareholders who are unable to attend the meeting in person are requested to date, sign and return the accompanying form of proxy in accordance with the instructions contained in the Circular to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, Facsimile: (416) 263-9524 or (866) 249-7775, not less than forty-eight (48) hours (excluding non-business days) before the Meeting, or any adjournment thereof, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment of the Meeting. A Registered Shareholder may also vote by telephone or by internet.

Shareholders who do not hold their Common Shares in their own name and wish to vote or to attend the Meeting and vote in person should contact their brokers or agents well in advance of the Meeting to determine how they can do so.

Please refer to the Circular for information about how to vote.

Dated this 4th day of May, 2012.	By the Order of the Board of Directors

Chief Executive Officer